Exhibit (d)(2)

October 28, 2016

LETTER AGREEMENT

Highland Funds I (the “Trust”)

200 Crescent Court, Suite 700

Dallas, Texas 75201

Re: Management Fee Waiver Agreement

Ladies and Gentlemen:

This Letter Agreement documents an undertaking by Highland Capital Management Fund Advisors, L.P. (the “Adviser”) to waive the management fees of Highland Long/Short Equity Fund (the “Fund”), a series of the Trust. This Letter Agreement shall terminate (i) in the event the Investment Advisory Agreement between the Trust and the Adviser terminates with respect to the Fund, (ii) at the sole discretion of the Fund’s Board of Trustees on 30 days’ prior written notice to the Adviser or (iii) upon mutual agreement between the Adviser and the Fund’s Board of Trustees.

Effective November 1, 2016 and until at least October 31, 2017, the Adviser hereby undertakes to waive 1.25% of the Fund’s management fees for each class of the Fund.

This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

Sincerely,

Highland Capital Management Fund Advisors, L.P.

By: /s/ Frank Waterhouse

Name:

Title:

ACKNOWLEDGED AND ACCEPTED

Highland Funds I

By: /s/ Frank Waterhouse

Name:

Title: